File No: 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

the Application of

IVY FUNDS

IVY INVESTMENT MANAGEMENT COMPANY

WADDELL & REED ADVISORS FUNDS

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

6300 Lamar Avenue

Overland Park, KS 66202

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR

AN ORDER OF EXEMPTION FROM SECTION 15(a)

OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE

REQUIREMENTS UNDER VARIOUS RULES AND FORMS

September 10, 2013

This document contains 38 pages, including exhibits

Please direct all communications regarding this Application to:	Copy to:
Alan P. Goldberg K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, Illinois 60602 (312) 807-4227

Mara D. Herrington

Waddell & Reed Investment Management

Company

6300 Lamar Avenue

Overland Park, Kansas 66202

(913) 236-1923

Clifford J. Alexander

Franklin H. Na

K&L Gates LLP

1601 K Street, N.W.

Washington, D.C. 20006

(202) 778-9000

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

IVY FUNDS; IVY INVESTMENT

MANAGEMENT COMPANY; WADDELL

& REED ADVISORS FUNDS; IVY

FUNDS VARIABLE INSURANCE

PORTFOLIOS; AND WADDELL & REED

INVESTMENT MANAGEMENT

COMPANY

6300 Lamar Avenue

Overland Park, Kansas 66202

File No. 812-

: : : : : : : : :

APPLICATION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF

1940 FOR AN ORDER OF EXEMPTION FROM SECTION

15(a) OF THE ACT AND RULE 18f-2 UNDER AND FROM

CERTAIN DISCLOSURE REQUIREMENTS UNDER

VARIOUS RULES AND FORMS

I. INTRODUCTION

Ivy Funds, a Delaware statutory trust (“Ivy Trust”), Ivy Investment Management Company, a Delaware corporation (“IICO”), Waddell & Reed Advisors Funds, a Delaware statutory trust (“WR Trust”), Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (“Ivy VIP Trust”), and Waddell & Reed Investment Management Company, a Kansas corporation (“WRIMCO”) (collectively, the “Applicants”), hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption (the “Order”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants submit this application on behalf of the existing series (each, a “Fund,” and collectively, the “Funds”) in each of Ivy Trust, WR Trust and Ivy VIP Trust (each, a “Trust,” and collectively, the “Trusts”). Although the requested relief, if granted, will be available for all Funds, certain Funds in Ivy Trust and Ivy VIP Trust are presently advised by subadvisers, and these Funds (the “Initial Funds”) currently intend to rely on the requested Order.1 Applicants request an order from the Commission exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit each of IICO and WRIMCO (each, an “Adviser,” and collectively, the “Advisers”), subject to the approval of the board of trustees of the applicable Trust (each, a “Board,” and collectively, the “Boards”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the Initial Funds2 pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”) and (b) materially amend Subadvisory Agreements with the Subadvisers.

1 For the Ivy Trust, each of Ivy Micro Cap Growth Fund, Ivy Bond Fund, Ivy Cundill Global Value Fund, Ivy Real Estate Securities Fund, Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund currently utilize a subadviser, intend to rely on the requested order and is referred to herein as one of the Initial Funds. For the Ivy VIP Trust, each of Ivy Funds VIP Micro Cap Growth and Ivy Funds VIP Real Estate Securities currently utilize a subadviser, intend to rely on the requested order and is referred to herein as one of the Initial Funds.

2 Applicants also request relief with respect to any future series of each Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by either of the Advisers, including any entity controlling, controlled by or under common control with either of the Advisers or their successors (included in the term “Adviser”); (b) uses the manager of managers structure (“Managers of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Initial Funds, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment companies that currently may rely on the requested order are named as Applicants. The Initial Funds are the only Funds that currently intend to rely on the requested order. The term “Board” also includes the board of trustees or directors of a future registered open-end management investment company or series thereof under the management of an Adviser. For purposes of the requested order, “successor” is limited to any entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

Applicants also request an exemption from certain disclosure requirements under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking these exemptions to enable each Adviser and each Board to obtain for the Funds the services of one or more Subadvisers believed by the applicable Board and Adviser to be particularly well-suited to manage all or a portion of the assets of the Funds pursuant to each Subadviser’s investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Advisers will evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of that Board.

The requested exemptions also will permit the Advisers to make material amendments to Subadvisory Agreements believed by the applicable Adviser and Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the applicable Adviser and Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

II. BACKGROUND

A.	The Trusts

1.	Ivy Trust

Ivy Trust is a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. There are currently 34 separate series of Ivy Trust. The Ivy Trust Board currently consists of eight members, seven of whom are not considered “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”).

2.	WR Trust

WR Trust is a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. There are currently 22 separate series of WR Trust. The WR Trust Board currently consists of eleven members, nine of whom are considered Independent Trustees.

3.	Ivy VIP Trust

Ivy VIP Trust is a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. There are currently 29 separate series of Ivy VIP Trust. The Ivy VIP Trust Board currently consists of eleven members, nine of whom are not considered Independent Trustees.

B.	The Advisers

1.	IICO

IICO is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). IICO serves as investment adviser to each Fund of Ivy Trust pursuant to an investment management agreement between IICO and Ivy Trust, on behalf of each of its Funds. As the investment adviser for each Fund of Ivy Trust, IICO is responsible for making investment decisions for, and for administering the business and affairs of, these Funds. IICO is entitled, under the terms of the investment management agreement, to receive daily management fees from the Funds of Ivy Trust at specified annual rates. IICO is acting as an “investment adviser” for the Funds of Ivy Trust, within the meaning of Section 2(a)(20) of the 1940 Act and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.

IICO was registered as an investment adviser in 2002. IICO is a wholly owned subsidiary of Waddell & Reed Financial Inc. (“W&R”). W&R is a publicly traded company on the New York Stock Exchange. W&R acquired the investment adviser (now known as IICO) in December 2002. As of June 30, 2013, IICO managed approximately $62 billion in assets.

Besides the Funds of Ivy Trust, IICO also manages or will manage separate accounts, other funds registered in the U.S. and funds registered in other jurisdictions, such as Canada, and private pooled investment vehicles.

Each Fund in the Ivy Trust has entered into an investment management agreement with IICO (each, an “Advisory Agreement”), approved by the Board, including a majority of Independent Trustees (as defined above), and that Fund’s shareholders. Under the terms of the Advisory Agreement, and subject to the authority of the Ivy Trust Board, the Adviser is responsible for the overall management of the Funds’ business affairs and selecting the Funds’ investments according to the Funds’ investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, to be compensated by the Adviser for the purpose of managing the investment of the assets of the Funds. For the investment advisory services that it provides to the Funds, the Adviser receives the fee specified in the Advisory Agreement from each Fund. The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was approved by the Ivy Trust Board, including a majority of the Independent Trustees, and was approved by the initial shareholder of each of the Funds in the Ivy Trust in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.

2.	WRIMCO

WRIMCO is registered as an investment adviser under the Advisers Act. WRIMCO serves as investment adviser to each Fund of WR Trust and each Fund of Ivy VIP Trust pursuant to an investment management agreement between WRIMCO and the applicable Trust, on behalf of each Fund. As the investment adviser to the Funds of WR Trust and Ivy VIP Trust, WRIMCO is responsible for making investment decisions for, and for administering the business and affairs of, these Funds. As investment adviser, WRIMCO’s activities are subject to the oversight of the Boards of the WR Trust and Ivy VIP Trust, as applicable. WRIMCO is acting as an “investment adviser” for the Funds of WR Trust and Ivy VIP Trust, within the meaning of Section 2(a)(20) of the 1940 Act and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.

WRIMCO was registered as an investment adviser in 1991. WRIMCO is a wholly owned, indirect subsidiary of W&R. As of June 30, 2013, WRIMCO had approximately $42 billion in assets under management.

Each Initial Fund in Ivy VIP Trust has entered into an investment management agreement with WRIMCO (each, an “Advisory Agreement”), approved by the Board, including a majority of Independent Trustees (as defined above), and that Initial Fund’s shareholders. Under the terms of the Advisory Agreement, and subject to the authority of the Ivy VIP Trust Board, as applicable, the Adviser is responsible for the overall management of the Initial Funds’ business affairs and selecting the Initial Funds’ investments according to the Initial Funds’ investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreements, the Adviser may retain one or more subadvisers, to be compensated by the Adviser for the purpose of managing the investment of the assets of the Initial Funds. For the investment advisory services that it provides to the Initial Funds, the Adviser receives the fee specified in the Advisory Agreement from each Initial Fund. The terms of each Advisory Agreement comply or will comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was approved by the Ivy VIP Trust Board, including a majority of the Independent Trustees and was approved by the initial shareholder of each of the Initial Funds in the Ivy VIP Trust in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement of an Initial Fund.

C.	The Subadvisers and the Manager of Managers Structure

Pursuant to their authority under the Advisory Agreements, each Adviser has entered into Subadvisory Agreements with various Subadvisers to provide investment advisory services to the Initial Funds in each Trust.

Each of these Subadvisory Agreements has been approved by the applicable Board, including by a majority of the Independent Trustees, and the initial shareholder of the Initial Funds in each Trust in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each future Subadvisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act. In addition, the terms of these Subadvisory Agreements comply, and the terms of each other Subadvisory Agreement will comply, fully with the requirements of Section 15(a) of the 1940 Act. Each Subadviser to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

For Funds that will operate under the Manager of Managers Structure, the Advisers will select Subadvisers based on the Advisers’ evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the applicable Board. The Advisers will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the applicable Board as needed. The Advisers will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make related recommendations to the applicable Board as needed.

Subject to approval by the applicable Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds – including, in particular the selection and supervision of the Subadvisers – will be vested in the Advisers, subject to ongoing oversight by the applicable Board. Thus, each Adviser will supervise the management and investment programs and operations of the Funds it manages and evaluate, as applicable, the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various strategies. After a Subadviser is selected by an Adviser, the Adviser will supervise and monitor the Subadviser’s performance and periodically recommend to the applicable Board the Subadvisers that should be retained or released.

The Advisers, under the Advisory Agreements and Subadvisory Agreements, utilize a Subadviser for each of the Initial Funds. For Funds that operate under the Manager of Managers Structure, each Adviser may allocate and, when appropriate, reallocate assets of each of the Funds’ it manages among Subadvisers. Each Subadviser will have discretionary authority to invest each Fund’s assets assigned to it. For Funds that operate under the Manager of Managers Structure, each Adviser may attempt to achieve the investment objective of the Funds it manages by selecting separate Subadvisers to implement distinct strategies for each Fund, based upon the Adviser’s evaluation of the Subadvisers’ expertise and performance in managing the Fund’s assets. The applicable Adviser will monitor the Subadviser for each Fund, as applicable, for compliance with that Fund’s specific investment objective, policies and strategies. In addition, the Advisers may manage a portion of the assets of each Initial Fund itself pursuant to the Fund’s own investment strategy.

Under the Manager of Managers Structure, the Advisers, in an ongoing oversight process, will evaluate Subadvisers on both a quantitative and qualitative basis. The Advisers periodically will gather and analyze certain performance information regarding the Funds. If a Fund under-performs relevant indices or its peer group over time, or if an Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. Each Adviser will monitor possible replacement Subadvisers for its respective Funds so that any replacement can be recommended to the applicable Board and, if approved, effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change. In addition, each Adviser may rely on the Order to hire a Subadviser for a Fund that currently is not subadvised, if the other conditions of the Order have been satisfied.

A Fund will not rely on the requested Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.3 Each Fund’s prospectus will at all times contain the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Subadviser will receive monthly fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund. Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.

D.	The Requested Relief

1.	Shareholder Voting Requirements

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Trustees, when an Adviser selects a new Subadviser, replacing an existing Subadviser or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained in these instances.4

3 Each Fund must obtain shareholder approval to utilize the Manager of Managers Structure before relying on the Order requested in this Application. See Note 6 for a list of Funds that have previously obtained shareholder approval to utilize the Manager of Managers Structure. Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, the prospectuses for those Funds will contain appropriate disclosure that those Funds have applied for exemptive relief to operate under a Manager of Managers Structure.

4 The Adviser acknowledges that new subadvisory agreements or material changes to subadvisory agreements with Subadvisers who are affiliates of the Adviser (as that term is defined in Sections 2(a)(2) and 2(a)(3) of the 1940 Act) (“Affiliated Subadvisers”) and changes to Affiliated Subadvisers would be subject to shareholder approval.

If the requested Order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund must obtain shareholder approval to utilize the Manager of Managers Structure before relying on the Order requested in this Application5. Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, the prospectuses for those Funds will contain appropriate disclosure that those Funds have applied for exemptive relief to operate under a Manager of Managers Structure.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and that describes the advisory services provided to the Fund. The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure, or that the Manager of Managers Structure may be employed for a Fund, and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

5 See Note 6.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the applicable Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.6

2.	Fee Disclosure

Applicants also seek relief from various disclosure provisions that may require the Funds to disclose the fees paid by each Adviser to the Subadvisers. Applicants request an exemption to permit a Fund to disclose (as both a dollar amount and as a percentage of its net assets): (a) the aggregate fees paid to its Adviser and Affiliated Subadvisers and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers. For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.

Rule 18f-2(c)(1) under the 1940 Act provides in relevant part that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.

6 Shareholders of certain Funds of Ivy Trust and Ivy VIP Trust have previously approved the Manager of Managers Structure. At a special shareholder meeting held January 15, 2009, shareholders of Ivy Bond Fund, Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, Ivy European Opportunities Fund and Ivy Global Income Allocation Fund (formerly known as Ivy International Balanced Fund), each a series of Ivy Trust, approved the Manager of Managers Structure. At a special shareholder meeting held April 3, 2009, shareholders of Ivy Funds VIP Global Natural Resources, Ivy Funds VIP International Core Equity, Ivy Funds VIP Micro Cap Growth and Ivy Funds VIP Real Estate Securities, each a series of Ivy VIP Trust, approved the Manager of Managers Structure. On August 1, 2013, the sole initial shareholder of each of Ivy Funds VIP Pathfinder Moderate – Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility and Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility, each a series of Ivy VIP Trust, approved the Manager of Managers Structure. If granted, these Funds may rely on the order and immediately operate pursuant to the Manager of Managers Structure. All other Funds in the Trusts that intend to rely on the requested order must first obtain shareholder approval before operating pursuant to the Manager of Managers Structure.

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreements. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the applicable Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Advisers, the Trusts and the Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds relying on the requested Order will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds relying on the requested Order, each Adviser will use one or more Subadvisers, and the Advisers typically will not make the day-to-day investment decisions with respect to each Fund. Instead, the Advisers establish an investment strategy for the Funds and select, supervise and evaluate the Subadvisers who make the day-to-day investment decisions for the Funds and allocate all or a portion of the Funds’ assets to various Subadvisers. This is a service that each Adviser believes can add value to the investments of the Funds’ shareholders because the Advisers will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund holds itself out as an investment vehicle whereby investors look to the applicable Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers. The Advisers select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the portfolio investments pursuant to a particular strategy. Under the Manager of Managers Structure, the selection of a Subadviser, a change in a Subadviser or a material amendment to a Subadvisory Agreement will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

7 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Advisers for Fund assets managed by each Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust. Applicants believe that shareholders look to a Fund’s Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect each Fund’s Adviser and Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or by a Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. If an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. Applicants acknowledge that, even if the requested Order is issued, for any Fund that pays subadvisory fees directly from Fund assets, any amendment to a Subadvisory Agreement that would increase the total management and advisory fees payable by the Fund would require shareholder approval. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Advisers to perform those duties for which the shareholders of the Funds are paying the Advisers (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the applicable Board and Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Advisers, the Trusts and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of Subadvisers, is vested in the Advisers, subject to the oversight of the applicable Trust’s Board. The Advisory Agreements are and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Advisers in light of the management structure of the Funds, as well as the shareholders’ expectation that the Advisers will use their expertise to select the most able Subadvisers. Within this structure, the Advisers are in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser provides to a Fund, the Fund’s Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisers will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the applicable Adviser and Board will consider the Subadviser’s compensation with respect to a Fund. Accordingly, the Advisers and the Boards will analyze the fees paid to the Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisers and the Boards will consider certain information, including, but not limited to, the following:

(1) a description of the method of computing the fees;

(2) comparisons of the proposed fees to be paid by the Adviser with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds relying on the requested Order will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning the qualifications of each Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented pursuant to Rule 497 under the 1933 Act. Furthermore, if a new Subadviser is appointed, the Funds will inform shareholders of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Information Statement;8 and (b) the Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, each Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. Section 15(a) is predicated on the belief that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.9 The exemptive relief sought in this Application would be fully consistent with this public policy.

8 A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Funds. A Multi-Manager Information Statement will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

9 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

The Funds’ Advisory Agreements have received, and each other Fund’s Advisory Agreement will receive, shareholder approval. Each Fund will also obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested Order.10 Once the Applicants have applied for exemptive relief to operate under a Manager of Managers Structure, and if approved, once the exemptive relief is granted, the Funds will disclose in their prospectuses, at all times, the existence, substance, and effect of any Order granted pursuant to this Application. Each Fund’s prospectus will disclose that its Adviser is the primary provider of investment advisory services to the Fund, and that its Adviser may hire or change Subadvisers for the Fund, as appropriate, and that its Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the respective Trust’s Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Advisers and the Trusts’ Boards. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund also will supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

10 See Note 6 for the Funds that have previously obtained shareholder approval of the Manager of Managers Structure.

B.	Fee Disclosure

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act’s proxy rules. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon to include, among other information, the “rate of compensation of the investment adviser,” the “aggregate amount of the investment adviser’s fees,” and a description of the “terms of the contract to be acted upon,” and if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees. In proxy statements relating to shareholder meetings called for the purpose of voting on the Advisory Agreements or Subadvisory Agreements, these provisions would require disclosure of the fees paid to the Subadvisers and, if a change in fees is proposed, the existing and proposed rate schedule for fees paid to the Subadvisers.

Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information concerning advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act to permit each Fund to disclose (as a dollar amount and as a percentage of a Fund’s net assets) only (i) the aggregate fees paid to its

Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers in lieu of disclosing the fees that the Advisers pay to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X (collectively referred to as the “Aggregate Fee Disclosure”). For a Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Advisers will operate the Funds relying on the requested Order using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that each Adviser pays to each Subadviser will not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Funds relying on the requested Order operate in a manner different from a traditional investment company. By investing in such a Fund, shareholders hire its Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Fund among Subadvisers rather than by hiring its own employees to manager the assets directly. Each Adviser, under the supervision of its Board, takes ultimate responsibility for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return for its services, each Adviser will receive an advisory fee from the Fund out of which it will compensate all Subadvisers of that Fund. Disclosure of the fees each Adviser pays to the Subadvisers serves no meaningful purpose since investors pay the Advisers to retain and compensate the Subadvisers. Indeed, disclosure of individual subadvisory fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional investment company, a fund discloses the compensation paid to the investment adviser, but shareholders are neither informed nor asked to vote on the salary paid by the investment adviser to its portfolio managers.

Similarly, in the case of the Funds, shareholders of a Fund will employ and compensate its Adviser in reliance on its expertise in selecting Subadvisers, performing the ongoing oversight process and negotiating with Subadvisers over subadvisory fees. There are no policy reasons that require shareholders of the Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.11

The requested relief would benefit shareholders of the Funds because it would improve the Advisers’ ability to negotiate the fees paid to Subadvisers. The fees that are paid by the Advisers to the Subadvisers are negotiated by the Advisers, subject to oversight by the applicable Trust’s Board, with the expectation that each Adviser will negotiate the lowest appropriate fee with its Subadvisers. Many subadvisers charge their customers for advisory services according to a “posted” rate schedule. While subadvisers are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so when the negotiated fees are disclosed to other prospective and existing customers. The requested relief obviates these concerns and encourages subadvisers to negotiate and agree to lower subadvisory fees with the Advisers. The benefits of lower subadvisory fees then may be passed on to shareholders of the Funds. Furthermore, when one subadviser is aware of the fee paid to another subadviser, the first subadviser is unlikely to decrease its fee below that amount. The non-disclosure of Subadvisers’ fees is in the best interests of the Funds and their shareholders, particularly where, as suggested above, disclosure of such fees is likely to result in higher costs to shareholders without a corresponding benefit.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., AdvisorShares Trust and AdvisorShares Investments, LLC, Investment Company Act Release Nos. 30381 (February 12, 2013) (notice) and

11 The relief would be consistent with the Commission’s previously adopted disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund the SAI will describe the structure of, and method used to determine, the compensation received by each Subadviser.

30421 (March 11, 2013) (order) (“AdvisorShares”); Curian Series Trust and Curian Capital, LLC, Investment Company Act Release Nos. 29794 (Sept. 19, 2011) (notice) and 29836 (Oct. 17, 2011) (order); Investment Managers Series Trust and Palmer Square Capital Management LLC, Investment Company Act Release Nos. 29787 (Sept. 13 2011) (notice) and 29833 (Oct. 12, 2011) (order); Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order); Ridgeworth Funds and Ridgeworth Capital Management, Inc., Investment Company Act Release Nos. 29743 (Aug. 3, 2011) (notice) and 29773 (Aug. 31, 2011) (order); Highmark Funds and Highmark Capital Management, Inc., Investment Company Act Release Nos. 29723 (July 12, 2011) (notice) and 29750 (Aug. 8, 2011) (order); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Altegris Advisors LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC and The RBB Fund, Inc., Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order) (“Simple Alternatives”); and Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29445 (Sep. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to applicants listed above including, among others, AdvisorShares, Simple Alternatives and Highland.

IV. CONDITIONS FOR RELIEF

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the requested Order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.12

12 As noted above, certain Funds of Ivy Trust and Ivy VIP Trust have previously approved the Manager of Managers Structure. If granted, these Funds may rely on the order and immediately operate pursuant to the Manager of Managers Structure. All other Funds in the Trusts that intend to rely on the requested order must first obtain shareholder approval before operating pursuant to the Manager of Managers Structure.

2. Each Fund relying on the requested Order will disclose in its prospectus the existence, substance, and effect of any Order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3. Within 90 days of the hiring of a new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, each affected Fund will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of a new Subadvisor pursuant to the Modified Notice and Access Procedures.

4. The Advisers will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of each Trust’s Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7. The Advisers will provide general management services to the Funds, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the applicable Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8. No trustee or officer of the Trusts or the Funds, or director, manager or officer of the Advisers, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Advisers or any entity that controls, is controlled by, or is under common control with the Advisers, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9. For Funds relying on the requested Order with respect to Aggregate Fee Disclosure, whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. Each Fund relying on the requested Order with respect to Aggregate Fee Disclosure will disclose in its registration statement the Aggregate Fee Disclosure.

11. Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis for each Fund relying on the Order with respect to Aggregate Fee Disclosure. The information will reflect the impact on profitability of the hiring of any Subadviser during the applicable quarter.

12. Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

13. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the Order requested in the Application, the requested Order will expire on the effective date of that rule.

V. CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Ivy Funds

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

Ivy Funds Variable Insurance Portfolios

6300 Lamar Avenue

Overland Park, Kansas 66202-4200

Waddell & Reed Advisors Funds

6300 Lamar Avenue

Overland Park, Kansas 66202-4200

Ivy Investment Management Company

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

Waddell & Reed Investment Management Company

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Alan P. Goldberg

K&L Gates LLP

70 W. Madison Street

Suite 3100

Chicago, IL 60602

(312)-807-4227

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Trust’s resolutions, IICO’s resolutions and WRIMCO’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1, A-2, A-3, A-4 and A-5. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1, B-2, B-3, B-4 and B-5.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

Ivy Funds

September 9, 2013

By:	/s/Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	President and Trustee

Ivy Funds Variable Insurance Portfolios

September 9, 2013

By:	/s/Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	President and Trustee

Waddell & Reed Advisors Funds

September 9, 2013

By:	/s/ Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	President and Trustee

Ivy Investment Management Company

September 9, 2013

By:	/s/Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	President and Chief
Executive Officer

Waddell & Reed Investment Management Company

September 9, 2013

By:	/s/Henry J. Herrmann
Name:	Henry J. Herrmann
Title:	President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit A-1.

Authorizations/Certificate of Ivy Funds Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.

Authorizations/Certificate of Ivy Funds Variable Insurance Portfolios Required Pursuant to Rule 0-2(c)(1)

Exhibit A-3.

Authorizations/Certificate of Waddell & Reed Advisors Funds Required Pursuant to Rule 0-2(c)(1)

Exhibit A-4.

Authorizations/Certificate of Ivy Investment Management Company Required Pursuant to Rule 0-2(c)(1)

Exhibit A-5.

Authorizations/Certificate of Waddell & Reed Investment Management Company Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.

Verification of Ivy Funds Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verification of Ivy Funds Variable Insurance Portfolios Required Pursuant to Rule 0-2(d)

Exhibit B-3.

Verification of Waddell & Reed Advisors Funds Required Pursuant to Rule 0-2(d)

Exhibit B-4.

Verification of Ivy Investment Management Company Required Pursuant to Rule 0-2(d)

Exhibit B-5.

Verification of Waddell & Reed Investment Management Company Required Pursuant to Rule 0-2(d)

EXHIBIT A-1

AUTHORIZATION

OF

IVY FUNDS

I, Mara D. Herrington, do hereby certify that I am the Secretary of Ivy Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Ivy Funds (the “Trust”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Trust, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust, that will allow (a) the selection of certain unaffiliated investment subadvisers to manage all or a portion of the assets of certain series of the Trust; and (b) the material amendment of subadvisory agreements with such subadvisers, all without obtaining shareholder approval, in a form satisfactory to such officers and counsel to the Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

RESOLVED FURTHER, that the appropriate officers of the Trust, in consultation with counsel to the Trust be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 5th day of September, 2013.

/s/ Mara Herrington

Name:	Mara Herrington

Title:	Secretary

EXHIBIT A-2

AUTHORIZATION

OF

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

I, Mara D. Herrington, do hereby certify that I am the Secretary of Ivy Funds Variable Insurance Portfolios (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Ivy Funds Variable Insurance Portfolios (the “Trust”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Trust, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust, that will allow (a) the selection of certain unaffiliated investment subadvisers to manage all or a portion of the assets of certain series of the Trust; and (b) the material amendment of subadvisory agreements with such subadvisers, all without obtaining shareholder approval, in a form satisfactory to such officers and counsel to the Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

RESOLVED FURTHER, that the appropriate officers of the Trust, in consultation with counsel to the Trust be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 5th day of September, 2013.

/s/ Mara Herrington

Name:	Mara Herrington

Title:	Secretary

EXHIBIT A-3

AUTHORIZATION

OF

WADDELL & REED ADVISORS FUNDS

I, Mara D. Herrington, do hereby certify that I am the Secretary of Waddell & Reed Advisors Funds (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Waddell & Reed Advisors Funds (the “Trust”) be, and they hereby are, authorized to execute and file an exemptive application, and any amendments thereto, with the Securities and Exchange Commission on behalf of the Trust, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust, that will allow (a) the selection of certain unaffiliated investment subadvisers to manage all or a portion of the assets of certain series of the Trust; and (b) the material amendment of subadvisory agreements with such subadvisers, all without obtaining shareholder approval, in a form satisfactory to such officers and counsel to the Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

RESOLVED FURTHER, that the appropriate officers of the Trust, in consultation with counsel to the Trust be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Trust, in order to fully carry out the intent and accomplish the purposes of, the foregoing resolutions, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 5th day of September, 2013.

/s/ Mara Herrington

Name:	Mara Herrington

Title:	Secretary

EXHIBIT A-4

AUTHORIZATION

OF

IVY INVESTMENT MANAGEMENT COMPANY

I, the undersigned, the Assistant Secretary of Ivy Investment Management Company, a corporation organized and existing under the laws of the state of Delaware (the “Company”), do hereby certify on behalf of the Company that the following is a true, complete and correct copy of resolutions duly adopted by the Board of Directors of the Company on August 30, 2013 and said resolutions have not been rescinded, amended or modified:

WHEREAS, the Company, Waddell & Reed Investment Management Company (“WRIMCO”), Ivy Funds (“Ivy Trust”), Waddell & Reed Advisors Funds (“WR Trust”) and Ivy Funds Variable Insurance Portfolios (“Ivy VIP Trust” and together with Ivy Trust and WR Trust, the “Trusts”) desire to submit an application (the “Application”) requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Section 15(a) of the Act and Rule 18f-2 thereunder to permit each of the Company and WRIMCO, subject to the approval of the board of trustees of each of the Trusts, as applicable, to take certain actions without shareholder approval, including the execution and material amendment of investment subadvisory agreements with certain unaffiliated investment subadvisers for the management of all or a portion of the assets of any Initial Funds (as defined in the Application); and

WHEREAS, the Application additionally requests an exemption from certain disclosure requirements of Form N-1A, Schedule 14A of the Securities Exchange Act of 1934, as amended, and Regulation S-X.

NOW, THEREFORE, BE IT RESOLVED, that the execution and submission of the Application is in the best interest of the Company; and be it

FURTHER RESOLVED, that the Application, substantially in the form attached hereto as Attachment “A,” is hereby in all respects authorized, approved, ratified and confirmed; and be it

FINALLY RESOLVED, that Henry J. Herrmann, President and Chief Executive Officer of the Company, be and he hereby is, authorized, empowered and directed to execute and submit the Application on behalf of the Company with such changes therein or additions thereto as the officer executing the same shall deem necessary or advisable and such other instruments, certificates and documents as such officer deems necessary or appropriate in order to effectuate the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 5th day of September, 2013.

/s/ James D. Hughes
Name:	James D. Hughes
Title:	Assistant Secretary

EXHIBIT A-5

AUTHORIZATION

OF

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

I, the undersigned, the Assistant Secretary of Waddell & Reed Investment Management Company, a corporation organized and existing under the laws of the state of Kansas (the “Company”), do hereby certify on behalf of the Company that the following is a true, complete and correct copy of resolutions duly adopted by the Board of Directors of the Company on August 30, 2013 and said resolutions have not been rescinded, amended or modified:

WHEREAS, the Company, Ivy Investment Management Company (“IICO”), Ivy Funds (“Ivy Trust”), Waddell & Reed Advisors Funds (“WR Trust”) and Ivy Funds Variable Insurance Portfolios (“Ivy VIP Trust” and together with Ivy Trust and WR Trust, the “Trusts”) desire to submit an application (the “Application”) requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Section 15(a) of the Act and Rule 18f-2 thereunder to permit each of the Company and IICO, subject to the approval of the board of trustees of each of the Trusts, as applicable, to take certain actions without shareholder approval, including the execution and material amendment of investment subadvisory agreements with certain unaffiliated investment subadvisers for the management of all or a portion of the assets of any Initial Funds (as defined in the Application); and

WHEREAS, the Application additionally requests an exemption from certain disclosure requirements of Form N-1A, Schedule 14A of the Securities Exchange Act of 1934, as amended, and Regulation S-X.

NOW, THEREFORE, BE IT RESOLVED, that the execution and submission of the Application is in the best interest of the Company; and be it

FURTHER RESOLVED, that the Application, substantially in the form attached hereto as Attachment “A,” is hereby in all respects authorized, approved, ratified and confirmed; and be it

FINALLY RESOLVED, that Henry J. Herrmann, President and Chief Executive Officer of the Company, be and he hereby is, authorized, empowered and directed to execute and submit the Application on behalf of the Company with such changes therein or additions thereto as the officer executing the same shall deem necessary or advisable and such other instruments, certificates and documents as such officer deems necessary or appropriate in order to effectuate the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 5th day of September, 2013.

/s/ James D. Hughes
Name:	James D. Hughes
Title:	Assistant Secretary

EXHIBIT B-1

VERIFICATION

OF

IVY FUNDS

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of Ivy Funds (the “Trust”); that he is President and Trustee of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Henry J. Herrmann

Name:	Henry J. Herrmann

Title:	President and Trustee

EXHIBIT B-2

VERIFICATION

OF

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of Ivy Funds Variable Insurance Portfolios (the “Trust”); that he is the President and Trustee of the Trust; and that all actions by directors or other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Henry J. Herrmann

Name:	Henry J. Herrmann

Title:	President and Trustee

EXHIBIT B-3

VERIFICATION

OF

WADDELL & REED ADVISORS FUNDS

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of Waddell & Reeds Advisors Funds (the “Trust”); that he is President and Trustee of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Henry J. Herrmann

Name:	Henry J. Herrmann

Title:	President and Trustee

EXHIBIT B-4

VERIFICATION

OF

IVY INVESTMENT MANAGEMENT COMPANY

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of Ivy Investment Management Company (“IICO”); that he is President and Chief Executive Officer of IICO; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Henry J. Herrmann

Name:	Henry J. Herrmann

Title:	President and Chief Executive Officer

EXHIBIT B-5

VERIFICATION

OF

WADDELL & REED INVESTMENT MANAGEMENT COMPANY

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to subadvisory fee disclosure for and on behalf of Waddell & Reed Investment Management Company (“WRIMCO”); that he is President and Chief Executive Officer of WRIMCO; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Henry J. Herrmann

Name:	Henry J. Herrmann

Title:	President and Chief Executive Officer